Exhibit 99.2
Shell plc
Three month period ended March 31, 2022
Unaudited Condensed Interim Financial Report

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SHELL PLC 1st QUARTER 2022 UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million
Q1 2022	Q4 2021	Q1 2021	%¹		Reference
7,116	11,461	5,660	-38	Income/(loss) attributable to Shell plc shareholders
5,026	11,081	4,345	-55	CCS earnings attributable to shareholders	Note 2
9,130	6,391	3,234	+43	Adjusted Earnings	A
19,028	16,349	11,576	+16	Adjusted EBITDA	A
14,815	8,170	8,294	+81	Cash flow from operating activities
(4,273)	2,579	(590)		Cash flow from investing activities
10,542	10,749	7,704		Free cash flow	G
5,064	6,500	3,974		Cash capital expenditure	C
9,457	9,701	9,436	-3	Operating expenses	F
9,256	9,386	8,724	-1	Underlying operating expenses	F
9.3%	8.8%	(4.7)%		ROACE on a Net income basis	D
10.6%	8.5%	3.0%		ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis	D
48,489	52,556	71,252		Net debt	E
21.3%	23.1%	29.9%		Gearing	E
2,962	3,142	3,489	-6	Total production available for sale (thousand boe/d)
0.94	1.49	0.73	-37	Basic earnings per share ($)
1.20	0.83	0.42	+45	Adjusted Earnings per share ($)	B
0.25	0.24	0.17	+4	Dividend per share ($)
1. Q1 on Q4 change.
Quarter Analysis
Income attributable to Shell plc shareholders, Adjusted Earnings, and Adjusted EBITDA, compared with the fourth quarter 2021, mainly reflected higher realised prices, higher trading contributions across businesses, and lower operating expenses and tax, partly offset by lower volumes. Cost of supplies adjustment attributable to Shell plc shareholders for the first quarter 2022 was negative $2.1 billion.
Income attributable to Shell plc shareholders also reflected post-tax charges of $3.9 billion related to the phased withdrawal from Russian oil and gas activities (see Note 8 to the Condensed Consolidated Interim Financial Statements).
Cash flow from operating activities for the first quarter 2022 was $14.8 billion, and reflected net favourable derivatives movements of $2.2 billion mainly due to settlements of derivative contracts in the first quarter 2022 for which variation margins cash outflows have taken place in 2021 as well as working capital outflows of $7.4 billion.
Cash flow from investing activities for the quarter was an outflow of $4.3 billion.
Net debt and Gearing: At the end of the first quarter 2022, net debt was $48.5 billion, compared with $52.6 billion at the end of the fourth quarter 2021, mainly driven by free cash flow and partly offset by dividends and share buybacks. Gearing was 21.3% at the end of the first quarter 2022, compared with 23.1% at the end of the fourth quarter 2021, mainly driven by net debt reduction.
Shareholder distributions
Total shareholder distributions in the quarter amounted to $5.4 billion. Dividends declared to Shell plc shareholders for the first quarter 2022 amount to $0.25 per share, an increase of ~4% over the US dollar dividend for the fourth quarter 2021. Of the $8.5
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billion share buyback programme announced for the first half of 2022, $4.0 billion has been completed as of May 4, 2022. The remaining $4.5 billion of share buybacks pursuant to the programme are expected to be completed prior to the announcement of the second quarter 2022 results. With the current macro outlook and subject to Board approval, shareholder distributions for the second half of 2022 are expected to be in excess of 30% of cash flow from operating activities.
Resegmentation
With effect from 2022, our reporting segments consist of Integrated Gas, Upstream, Marketing, Chemicals and Products, Renewables and Energy Solutions, and Corporate, reflecting the way Shell reviews and assesses its performance. Comparative information has been revised.
This announcement, together with supplementary financial and operational disclosure and a separate press release for this quarter, is available at www.shell.com/investors1.
1.Not incorporated by reference.
FIRST QUARTER 2022 PORTFOLIO DEVELOPMENTS
Intent to withdraw from Russian oil and gas activities
We refer to Note 8 to the Condensed Consolidated Interim Financial Statements.
Integrated Gas
In March 2022, we announced that production has started on Block 22 and NCMA-4 in the North Coast Marine Area in Trinidad and Tobago.
Upstream
In March 2022, we announced that production has started at PowerNap, a subsea development in the US Gulf of Mexico.
In April 2022, we announced that we have signed the production-sharing contract (PSC) to formally acquire a 25% stake in the Atapu Field in Brazil.
In May 2022, we announced the start of production of the FPSO Guanabara in the Mero field, in the offshore Santos Basin in Brazil.
Chemicals and Products
In January 2022, we completed the sale of our interest in Deer Park Refining Limited Partnership in the USA.
In February 2022, we announced a non-binding offer to purchase all remaining common units held by the public representing limited partner interests in Shell Midstream Partners, L.P.
Renewables and Energy Solutions
In January 2022, we announced that Shell and ScottishPower won bids to develop 5 GW of floating wind power in the UK.
In January 2022, we started up a power-to-hydrogen electrolyser with 20 MW production capacity in China.
In February 2022, we completed the acquisition of online energy retailer Powershop Australia.
In February 2022, we announced that Atlantic Shores Offshore Wind, our joint venture with EDF Renewables North America, became the provisional winner of Block OCS-0541 in the New York Bight offshore wind auction.
In April 2022, we signed an agreement with Actis Solenergi Limited to acquire 100% of Solenergi Power Private Limited and with it, the Sprng Energy group of companies in India.
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PERFORMANCE BY SEGMENT
INTEGRATED GAS

Quarters				$ million
Q1 2022	Q4 2021	Q1 2021	%¹		Reference
3,079	4,771	2,452	-35	Segment earnings
(1,013)	735	881		Identified items	A
4,093	4,036	1,570	+1	Adjusted Earnings	A
6,315	6,091	3,423	+4	Adjusted EBITDA	A
6,443	6,542	2,562	-2	Cash flow from operating activities
863	1,014	897		Cash capital expenditure	C
120	154	192	-22	Liquids production available for sale (thousand b/d)
4,504	4,777	5,019	-6	Natural gas production available for sale (million scf/d)
896	978	1,057	-8	Total production available for sale (thousand boe/d)
8.00	7.94	8.16	+1	LNG liquefaction volumes (million tonnes)
18.29	16.72	16.38	+9	LNG sales volumes (million tonnes)
1.     Q1 on Q4 change.
The Integrated Gas segment includes liquefied natural gas (LNG), conversion of natural gas into gas-to-liquids (GTL) fuels and other products. The segment includes natural gas and liquids exploration and extraction, and the operation of the upstream and midstream infrastructure necessary to deliver gas and liquids to market as well as the marketing, trading and optimisation of LNG, including LNG as a fuel for heavy-duty vehicles.
Quarter Analysis
Segment earnings and Adjusted Earnings, compared with the fourth quarter 2021, mainly reflected higher realised prices (increase of $676 million), partly offset by lower total oil and gas production (reduction of $468 million). Trading and optimisation results for Integrated Gas were similar to the fourth quarter 2021, continuing to benefit from favourable conditions.
Identified items: First quarter 2022 segment earnings included charges of $2,597 million related to the phased withdrawal from Russian oil and gas activities (see Note 8 to the Condensed Consolidated Interim Financial Statements), partly offset by gains of $1,584 million due to the fair value accounting of commodity derivatives primarily due to gas price developments. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases and sales. As these commodity derivatives are fair value accounted for, this creates an accounting mismatch over periods. See Reference A for further details.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA and the positive impact of timing differences between cash flows of derivatives and physical transactions.
Total oil and gas production, compared with the fourth quarter 2021, decreased by 8% due to higher maintenance driven by Pearl GTL and Prelude, partly offset by lower maintenance in Trinidad and Tobago. LNG liquefaction volumes increased by 1% due to higher feedgas supply coupled with lower maintenance.

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UPSTREAM

Quarters				$ million
Q1 2022	Q4 2021	Q1 2021	%¹		Reference
3,095	4,914	912	-37	Segment earnings
(355)	2,077	(21)		Identified items	A
3,450	2,838	933	+22	Adjusted Earnings	A
8,977	8,446	5,260	+6	Adjusted EBITDA	A
5,964	6,974	3,891	-14	Cash flow from operating activities
1,707	1,504	1,481		Cash capital expenditure	C
1,403	1,456	1,557	-4	Liquids production available for sale (thousand b/d)
3,606	3,799	4,728	-5	Natural gas production available for sale (million scf/d)
2,025	2,110	2,372	-4	Total production available for sale (thousand boe/d)
1.Q1 on Q4 change.
The Upstream segment includes exploration and extraction of crude oil, natural gas and natural gas liquids. It also markets and transports oil and gas, and operates the infrastructure necessary to deliver them to the market.
Quarter Analysis
Segment earnings and Adjusted Earnings , compared with the fourth quarter 2021, mainly reflected higher realised oil prices (increase of $893 million), partly offset by lower volumes (reduction of $655 million).
Identified items: First quarter 2022 segment earnings included charges of $433 million related to the phased withdrawal from Russian oil and gas activities (see Note 8 to the Condensed Consolidated Interim Financial Statements) and losses of $265 million due to the fair value accounting of commodity derivatives, partly offset by a $330 million gain related to the impact of the strengthening Brazilian real on a deferred tax position. In the fourth quarter 2021, segment earnings included a gain of $3,028 million related to the sale of assets (mainly related to the sale of the Permian business in the USA), partly offset by impairment charges of $407 million and legal provisions of $287 million. See Reference A for further details.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, partly offset by tax paid and negative working capital movements.
Total production, compared with the fourth quarter 2021, decreased due to the impact of divestments, mainly related to the Permian business in the USA, and lower demand due to a milder winter, partly offset by the recovery from Hurricane Ida impact and lower maintenance.

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MARKETING

Quarters				$ million
Q1 2022	Q4 2021	Q1 2021	%¹		Reference
165	471	656	-65	Segment earnings²
(572)	(140)	(147)		Identified items	A
737	611	802	+21	Adjusted Earnings²	A
1,323	1,125	1,426	+18	Adjusted EBITDA[2]	A
(530)	1,218	826	-144	Cash flow from operating activities
473	829	383		Cash capital expenditure	C
2,372	2,522	2,220	-6	Marketing sales volumes (thousand b/d)
1.Q1 on Q4 change.
2.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
The Marketing segment comprises the Mobility, Lubricants, and Sectors & Decarbonisation businesses. The Mobility business operates Shell’s retail network including electric vehicle charging services. The Lubricants business produces, markets and sells lubricants for road transport, and machinery used in manufacturing, mining, power generation, agriculture and construction. The Sectors & Decarbonisation business sells fuels, speciality products and services including low-carbon energy solutions to a broad range of commercial customers including the aviation, shipping, commercial road transport and agricultural sectors.
Quarter Analysis
Segment earnings and Adjusted Earnings, compared with the fourth quarter 2021, reflected lower operating expenses (reduction of $135 million, excluding identified items). Marketing margins are in line with the fourth quarter 2021.
Identified items: First quarter 2022 segment earnings included charges of $594 million related to the phased withdrawal from Russian oil and gas activities (see Note 8 to the Condensed Consolidated Interim Financial Statements).
Cash flow from operating activities for the quarter was primarily driven by working capital outflows of $1,943 million, partly offset by Adjusted EBITDA, and non-cash cost-of-sales adjustments of $268 million. Compared with the fourth quarter 2021, cash flow from operating activities mainly reflected unfavourable working capital movements of $2,469 million, partly offset by favourable non-cash cost-of-sales adjustments of $230 million, and favourable movements in Adjusted EBITDA.
Marketing sales volumes, compared with the fourth quarter 2021, decreased mainly due to seasonal effects in Mobility, partly offset by higher volumes in Lubricants.

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CHEMICALS AND PRODUCTS

Quarters				$ million
Q1 2022	Q4 2021	Q1 2021	%¹		Reference
1,072	(3)	660	+35,066	Segment earnings²
(96)	127	(121)		Identified items	A
1,168	(130)	781	+999	Adjusted Earnings²	A
2,006	741	1,704	+171	Adjusted EBITDA[2]	A
3,673	(1,572)	377	+334	Cash flow from operating activities
998	1,410	1,018		Cash capital expenditure	C
1,397	1,348	1,751	+4	Refinery processing intake (thousand b/d)
1,598	1,929	1,944	-17	Refining & Trading sales volumes (thousand b/d)
3,330	3,475	3,583	-4	Chemicals sales volumes (thousand tonnes)
1.Q1 on Q4 change.
2.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
The Chemicals and Products segment includes chemicals manufacturing plants with their own marketing network, and refineries which turn crude oil and other feedstocks into a range of oil products which are moved and marketed around the world for domestic, industrial and transport use. The segment also includes the Pipeline business, Trading of crude oil, oil products and petrochemicals, and Oil Sands activities (the extraction of bitumen from mined oil sands and its conversion into synthetic crude oil).
Quarter Analysis
Segment earnings and Adjusted Earnings, compared with the fourth quarter 2021, reflected higher Refining and Trading margins (increase of $1,127 million), and favourable deferred tax movements, partly offset by higher operating expenses (increase of $119 million, excluding identified items). Adjusted Earnings for the first quarter were $31 million for Chemicals and $1,137 million for Products.
Identified items: First quarter 2022 segment earnings included charges of $233 million due to the fair value accounting of commodity derivatives, and impairment charges of $46 million. These were partly offset by net gains of $108 million related to the sale of assets, and a gain of $96 million related to the remeasurement of redundancy and restructuring costs. See Reference A for further details.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, and non-cash cost-of-sales adjustments of $2,594 million, partly offset by working capital outflows of $1,065 million, and cash outflows related to commodity derivatives. Compared with the fourth quarter 2021, cash flow from operating activities mainly reflected favourable working capital movements of $2,133 million, non-cash cost-of-sales adjustments of $2,110 million, and favourable movements in Adjusted EBITDA.
Chemicals manufacturing plant utilisation was 78% compared with 75% in the fourth quarter 2021, due to lower turnarounds and lower unplanned maintenance.
Refinery utilisation was 71% compared with 68% in the fourth quarter 2021, also due to lower turnarounds and lower unplanned maintenance.

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RENEWABLES AND ENERGY SOLUTIONS

Quarters				$ million
Q1 2022	Q4 2021	Q1 2021	%¹		Reference
(1,536)	1,894	282	-181	Segment earnings
(1,880)	1,851	384		Identified items	A
344	43	(102)	+697	Adjusted Earnings	A
521	80	(66)	+551	Adjusted EBITDA	A
(459)	(5,236)	160	+91	Cash flow from operating activities
985	1,617	168		Cash capital expenditure	C
57	59	65	-4	External power sales (terawatt hours)[2]
257	249	261	+3	Sales of pipeline gas to end-use customers (terawatt hours)[3]
1.Q1 on Q4 change.
2.Physical power sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders.
3.Physical natural gas sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders. Excluding sales of natural gas by other segments and LNG sales.
The Renewables and Energy Solutions segment includes Shell’s Integrated Power activities, comprising electricity generation, marketing, trading and optimisation of power and pipeline gas, and digitally enabled customer solutions. The segment also includes production and marketing of hydrogen, development of commercial carbon capture & storage hubs, trading of carbon credits and investment in nature-based projects that avoid or reduce carbon.
Quarter Analysis
Segment earnings and Adjusted Earnings, compared with the fourth quarter 2021, reflected higher trading and optimisation margins for gas and power, due to the exceptional market environment, particularly in Europe, as well as seasonality, partly offset by favourable deferred tax movements in the fourth quarter 2021.
Identified items: First quarter 2022 segment earnings included net charges of $1,608 million due to the fair value accounting of commodity derivatives and charges of $272 million related to the phased withdrawal from Russian oil and gas activities (see Note 8 to the Condensed Consolidated Interim Financial Statements). As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases, sales and inventory. As these commodity derivatives are fair value accounted for, this creates an accounting mismatch over periods. See Reference A for further details.
Cash flow from operating activities for the first quarter 2022 mainly reflected working capital outflows, partly offset by net cash inflows related to derivatives and Adjusted EBITDA. The net cash outflow in the fourth quarter 2021 is mainly a reversal of derivatives movements from the third quarter 2021.
Additional Growth Measures

Quarters
Q1 2022	Q4 2021	Q1 2021	%¹
				Renewable power generation capacity (gigawatt):
1.0	1.2	1.2	-18	– In operation[2]
3.6	3.4	2.2	+6	– Under construction and/or committed for sale[3]
1.Q1 on Q4 change.
2.Shell's equity share of renewable generation capacity post commercial operation date.
3.Shell's equity share of renewable generation capacity under construction and/or committed for sale under long-term offtake agreements (PPA).
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CORPORATE

Quarters			$ million
Q1 2022	Q4 2021	Q1 2021		Reference
(736)	(859)	(531)	Segment earnings
(187)	30	134	Identified items	A
(548)	(889)	(666)	Adjusted Earnings	A
(114)	(133)	(173)	Adjusted EBITDA	A
(277)	245	478	Cash flow from operating activities

The Corporate segment covers the non-operating activities supporting Shell, comprising Shell’s holdings and treasury organisation, its self-insurance activities and its headquarters and central functions. All finance expense and income and related taxes are included in Corporate segment earnings rather than in the earnings of business segments.
Quarter Analysis
Segment earnings and Adjusted Earnings, compared with the fourth quarter 2021, reflected lower net interest expense and favourable movements in tax credits.
Identified items: First quarter 2022 segment earnings included a loss of $186 million from the deferred tax impact of the strengthening Brazilian real on financing positions, which is part of identified items (see Reference A).
OUTLOOK FOR THE SECOND QUARTER 2022
Integrated Gas production is expected to be approximately 910 - 960 thousand boe/d.
LNG liquefaction volumes are expected to be approximately 7.4 - 8.0 million tonnes.
The outlook for the second quarter 2022 reflects the derecognition of Sakhalin-related volumes (a reduction of 0.8 million tonnes in LNG liquefaction volumes compared with the first quarter 2022).
Upstream production is expected to be approximately 1,750 - 1,950 thousand boe/d in the second quarter 2022. Production is expected to be lower than in the first quarter 2022 due to lower seasonal gas demand and increased scheduled maintenance mainly in the US Gulf of Mexico.
Marketing sales volumes are expected to be approximately 2,300 - 2,800 thousand b/d.
Refinery utilisation is expected to be approximately 65% - 73%.
Chemicals manufacturing plant utilisation is expected to be approximately 69% - 77%.
Utilisation for both refineries and chemicals manufacturing plants in the second quarter 2022 is expected to be impacted by scheduled turnarounds and maintenance.
Chemicals sales volumes are expected to be approximately 3,100 - 3,500 thousand tonnes.
Corporate Adjusted Earnings are expected to be a net expense of approximately $550 - $650 million in the second quarter 2022 and a net expense of approximately $2,200 - $2,600 million for the full year 2022. This excludes the impact of currency exchange rate effects.
FORTHCOMING EVENTS
The Annual ESG Update is scheduled on May 10, 2022. The Annual General Meeting is scheduled on May 24, 2022. Second quarter 2022 and half year results and dividends are scheduled to be announced on July 28, 2022. Third quarter 2022 results and dividends are scheduled to be announced on October 27, 2022.
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UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million
Q1 2022	Q4 2021	Q1 2021
84,204	85,280	55,665	Revenue[1,4]
(303)	975	995	Share of profit of joint ventures and associates[4]
(737)	3,968	2,455	Interest and other income/(expenses)[2,4]
83,164	90,223	59,115	Total revenue and other income/(expenses)
55,657	56,566	34,369	Purchases
6,029	6,530	6,808	Production and manufacturing expenses
3,239	2,867	2,462	Selling, distribution and administrative expenses[4]
189	304	166	Research and development
269	280	285	Exploration
6,295	6,445	5,896	Depreciation, depletion and amortisation[4]
711	963	892	Interest expense
72,388	73,954	50,878	Total expenditure
10,776	16,269	8,237	Income/(loss) before taxation
3,457	4,665	2,453	Taxation charge/(credit)
7,319	11,604	5,784	Income/(loss) for the period¹
203	144	124	Income/(loss) attributable to non-controlling interest
7,116	11,461	5,660	Income/(loss) attributable to Shell plc shareholders
0.94	1.49	0.73	Basic earnings per share ($)[3]
0.93	1.48	0.72	Diluted earnings per share ($)[3]
1.    See Note 2 “Segment information”.
2.    See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
3.    See Note 3 “Earnings per share”.
4.    See Note 8 “Intent to withdraw from Russian oil and gas activities”.

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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million
Q1 2022	Q4 2021	Q1 2021
7,319	11,604	5,784	Income/(loss) for the period
			Other comprehensive income/(loss) net of tax:
			Items that may be reclassified to income in later periods:
259	(193)	(852)	– Currency translation differences
(41)	(11)	(14)	– Debt instruments remeasurements
267	(129)	132	– Cash flow hedging gains/(losses)
50	86	171	– Net investment hedging gains/(losses)
212	(1)	(34)	– Deferred cost of hedging
190	59	(56)	– Share of other comprehensive income/(loss) of joint ventures and associates
938	(190)	(652)	Total
			Items that are not reclassified to income in later periods:
1,718	604	4,628	– Retirement benefits remeasurements
24	121	40	– Equity instruments remeasurements
(74)	30	(25)	– Share of other comprehensive income/(loss) of joint ventures and associates
1,668	755	4,643	Total
2,606	564	3,991	Other comprehensive income/(loss) for the period
9,925	12,169	9,775	Comprehensive income/(loss) for the period
218	118	121	Comprehensive income/(loss) attributable to non-controlling interest
9,707	12,051	9,653	Comprehensive income/(loss) attributable to Shell plc shareholders

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CONDENSED CONSOLIDATED BALANCE SHEET

$ million
	March 31, 2022	December 31, 2021
Assets
Non-current assets
Intangible assets	24,935	24,693
Property, plant and equipment	193,301	194,932
Joint ventures and associates	23,289	23,415
Investments in securities	3,550	3,797
Deferred tax	11,420	12,426
Retirement benefits[1]	9,548	8,471
Trade and other receivables	6,218	7,065
Derivative financial instruments²	705	815
	272,966	275,614
Current assets
Inventories	30,008	25,258
Trade and other receivables	63,481	53,208
Derivative financial instruments²	18,708	11,369
Cash and cash equivalents	38,360	36,970
	150,557	126,805
Assets classified as held for sale[1]	1,464	1,960
	152,021	128,765
Total assets	424,987	404,379
Liabilities
Non-current liabilities
Debt	79,021	80,868
Trade and other payables	2,516	2,075
Derivative financial instruments²	1,551	887
Deferred tax	13,021	12,547
Retirement benefits[1]	10,464	11,325
Decommissioning and other provisions	25,583	25,804
	132,156	133,506
Current liabilities
Debt	7,027	8,218
Trade and other payables	71,741	63,173
Derivative financial instruments²	26,496	16,311
Income taxes payable	3,752	3,254
Decommissioning and other provisions	3,225	3,338
	112,241	94,294
Liabilities directly associated with assets classified as held for sale[1]	1,057	1,253
	113,298	95,547
Total liabilities	245,454	229,053
Equity attributable to Shell plc shareholders	175,998	171,966
Non-controlling interest	3,535	3,360
Total equity	179,533	175,326
Total liabilities and equity	424,987	404,379
1.    See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
2.    See Note 6 “Derivative financial instruments and debt excluding lease liabilities”.
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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Shell plc shareholders
$ million	Share capital[1]	Shares held in trust	Other reserves²	Retained earnings	Total	Non-controlling interest	Total equity
At January 1, 2022	641	(610)	18,909	153,026	171,966	3,360	175,326
Comprehensive income/(loss) for the period	—	—	2,591	7,116	9,707	218	9,925
Transfer from other comprehensive income	—	—	(3)	3	—	—	—
Dividends³	—	—	—	(1,829)	(1,829)	(47)	(1,876)
Repurchases of shares[4]	(11)	—	11	(4,018)	(4,018)	—	(4,018)
Share-based compensation	—	361	(273)	84	173	—	173
Other changes in non-controlling interest	—	—	—	—	—	3	3
At March 31, 2022	630	(250)	21,235	154,383	175,998	3,535	179,533
At January 1, 2021	651	(709)	12,752	142,616	155,310	3,227	158,537
Comprehensive income/(loss) for the period	—	—	3,994	5,660	9,653	121	9,775
Dividends[3]	—	—	—	(1,289)	(1,289)	(125)	(1,414)
Share-based compensation	—	356	(371)	55	41	—	41
Other changes in non-controlling interest	—	—	—	(1)	(1)	15	15
At March 31, 2021	651	(352)	16,375	147,041	163,714	3,239	166,953
1.    See Note 4 “Share capital”.
2.    See Note 5 “Other reserves”.
3.    The amount charged to retained earnings is based on prevailing exchange rates on payment date.
4.     Includes shares committed to repurchase under an irrevocable contract and repurchases subject to settlement at the end of the quarter.

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CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million
Q1 2022	Q4 2021	Q1 2021
10,776	16,269	8,237	Income before taxation for the period
			Adjustment for:
599	819	757	– Interest expense (net)
6,295	6,445	5,896	– Depreciation, depletion and amortisation
79	72	136	– Exploration well write-offs
(193)	(3,679)	(2,073)	– Net (gains)/losses on sale and revaluation of non-current assets and businesses
303	(975)	(995)	– Share of (profit)/loss of joint ventures and associates
926	1,611	580	– Dividends received from joint ventures and associates
(4,914)	(860)	(3,426)	– (Increase)/decrease in inventories
(10,005)	(6,799)	(6,829)	– (Increase)/decrease in current receivables
7,495	4,688	5,865	– Increase/(decrease) in current payables
3,495	(6,592)	185	– Derivative financial instruments
247	(27)	109	– Retirement benefits
(9)	176	77	– Decommissioning and other provisions
1,876	(1,236)	583	– Other[1]
(2,155)	(1,743)	(809)	Tax paid
14,815	8,170	8,294	Cash flow from operating activities
(4,237)	(6,236)	(3,885)	Capital expenditure
(755)	(145)	(69)	Investments in joint ventures and associates
(72)	(120)	(21)	Investments in equity securities
557	8,843	3,106	Proceeds from sale of property, plant and equipment and businesses
138	137	275	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans
12	151	31	Proceeds from sale of equity securities
92	121	98	Interest received
753	489	711	Other investing cash inflows
(762)	(662)	(837)	Other investing cash outflows
(4,273)	2,579	(590)	Cash flow from investing activities
131	(32)	113	Net increase/(decrease) in debt with maturity period within three months
			Other debt:
101	1,602	109	– New borrowings
(2,541)	(7,850)	(5,707)	– Repayments
(657)	(1,258)	(806)	Interest paid
(483)	(391)	(449)	Derivative financial instruments
3	—	15	Change in non-controlling interest
			Cash dividends paid to:
(1,950)	(1,838)	(1,292)	– Shell plc shareholders[2]
(47)	(42)	(125)	– Non-controlling interest
(3,472)	(1,703)	(216)	Repurchases of shares
(103)	(254)	(63)	Shares held in trust: net sales/(purchases) and dividends received
(9,019)	(11,764)	(8,420)	Cash flow from financing activities
(134)	(87)	(128)	Effects of exchange rate changes on cash and cash equivalents
1,389	(1,102)	(844)	Increase/(decrease) in cash and cash equivalents
36,970	38,073	31,830	Cash and cash equivalents at beginning of period
38,360	36,970	30,985	Cash and cash equivalents at end of period
1. See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
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2. Cash dividends paid represents the payment of net dividends (after deduction of withholding taxes where applicable) and payment of withholding taxes on dividends paid in the previous quarter.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1.    Basis of preparation
These unaudited Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and on the basis of the same accounting principles as those used in the Company's Annual Report and Accounts (pages 228 to 283) and Form 20-F (pages 204 to 261) for the year ended December 31, 2021 as filed with the Registrar of Companies for England and Wales, the Autoriteit Financiële Markten (the Netherlands) and the US Securities and Exchange Commission, and should be read in conjunction with these filings.
The financial information presented in the unaudited Interim Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2021 were published in Shell’s Annual Report and Accounts, a copy of which was delivered to the Registrar of Companies for England and Wales, and in Shell's Form 20-F. The auditor’s report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.

Key accounting considerations, significant judgements and estimates
Future long-term commodity price assumptions and management’s view on the future development of refining margins represent a significant estimate. These assumptions, as applied in the 2021 consolidated financial statements, continue to apply for impairment testing purposes in the first quarter 2022.

Simplification of share structure
On January 21, 2022, the Company changed its name from Royal Dutch Shell plc to Shell plc. On January 29, 2022, a single line of shares was established through assimilation of each A share and each B share into one ordinary share of the Company (see Note 4). This assimilation had no impact on voting rights or dividend entitlements. Dutch withholding tax, applied previously on dividends on A shares, no longer applies on dividends paid on the ordinary shares following assimilation.

2.    Segment information
As from January 1, 2022, onwards reporting segments are aligned with Shell’s Powering Progress strategy. The Renewables and Energy Solutions business is now reported separately from Integrated Gas. Oil Products and Chemicals were reorganised into two segments – Marketing and Chemicals and Products. The shales assets in Canada are now reported as part of the Integrated Gas segment instead of the Upstream segment. Prior period comparatives have been revised to conform with current year presentation. The reporting segment changes have no impact on a Shell Group level.
Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.

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INFORMATION BY SEGMENT

Quarters			$ million
Q1 2022	Q4 2021	Q1 2021
			Third-party revenue
14,074	12,702	6,022	Integrated Gas
1,531	2,605	1,936	Upstream
26,136	23,964	16,576	Marketing
33,420	33,801	25,890	Chemicals and Products
9,026	12,200	5,227	Renewables and Energy Solutions
16	7	14	Corporate
84,204	85,280	55,665	Total third-party revenue¹
			Inter-segment revenue
3,532	2,874	1,600	Integrated Gas
11,940	10,838	7,059	Upstream
101	69	53	Marketing
667	491	370	Chemicals and Products
1,242	2,010	883	Renewables and Energy Solutions
—	—	—	Corporate
			CCS earnings
3,079	4,771	2,452	Integrated Gas
3,095	4,914	912	Upstream
165	471	656	Marketing
1,072	(3)	660	Chemicals and Products
(1,536)	1,894	282	Renewables and Energy Solutions
(736)	(859)	(531)	Corporate
5,140	11,187	4,430	Total CCS earnings
1.    Includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives. First quarter 2022 included losses of $1,700 million (Q4 2021: $4,287 million income; Q1 2021: $1,211 million income). This amount includes both the reversal of prior losses of $2,867 million (Q4 2021: $2,860 million losses; Q1 2021: $385 million losses) related to sales contracts and prior gains of $2,137 million (Q4 2021: $2,476 million gains; Q1 2021: $465 million gains) related to purchase contracts that were previously recognised and where physical settlement took place in the first quarter 2022.

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RECONCILIATION OF INCOME FOR THE PERIOD TO CCS EARNINGS

Quarters			$ million
Q1 2022	Q4 2021	Q1 2021
7,116	11,461	5,660	Income/(loss) attributable to Shell plc shareholders
203	144	124	Income/(loss) attributable to non-controlling interest
7,319	11,604	5,784	Income/(loss) for the period
			Current cost of supplies adjustment:
(2,794)	(481)	(1,631)	Purchases
682	106	353	Taxation
(68)	(42)	(76)	Share of profit/(loss) of joint ventures and associates
(2,180)	(417)	(1,354)	Current cost of supplies adjustment
			of which:
(2,090)	(380)	(1,314)	Attributable to Shell plc shareholders
(89)	(37)	(39)	Attributable to non-controlling interest
5,140	11,187	4,430	CCS earnings
			of which:
5,026	11,081	4,345	CCS earnings attributable to Shell plc shareholders
114	106	85	CCS earnings attributable to non-controlling interest

3.    Earnings per share
EARNINGS PER SHARE

Quarters
Q1 2022	Q4 2021	Q1 2021
7,116	11,461	5,660	Income/(loss) attributable to Shell plc shareholders ($ million)

			Weighted average number of shares used as the basis for determining:
7,603.0	7,701.9	7,782.1	Basic earnings per share (million)
7,661.6	7,744.3	7,832.3	Diluted earnings per share (million)
4.    Share capital
ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH1

	Number of shares			Nominal value ($ million)
	A	B	Ordinary shares	A	B	Ordinary shares	Total
At January 1, 2022	4,101,239,499	3,582,892,954		345	296		641
Repurchases of shares before assimilation	—	(34,106,548)		—	(3)		(3)
Assimilation of ordinary A and B shares into ordinary shares on January 29, 2022	(4,101,239,499)	(3,548,786,406)	7,650,025,905	(345)	(293)	638	—
Repurchases of B shares on January 27 and 28, 2022, cancelled as ordinary shares on February 2 and 3, 2022			(507,742)			0	0
Repurchases of shares after assimilation			(98,554,296)			(8)	(8)
At March 31, 2022			7,550,963,867			630	630
At January 1, 2021	4,101,239,499	3,706,183,836		345	306		651
At March 31, 2021	4,101,239,499	3,706,183,836		345	306		651
1.    Share capital at March 31, 2022 also included 50,000 issued and fully paid sterling deferred shares of £1 each.
On January 29, 2022, as part of the simplification announced on December 20, 2021, the Company's A shares and B shares assimilated into a single line of ordinary shares. This is reflected in the above table.
At Shell plc’s (formerly Royal Dutch Shell plc) Annual General Meeting on May 18, 2021, the Board was authorised to allot ordinary shares in Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Shell plc, up
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to an aggregate nominal amount of €182.1 million (representing 2,602 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 18, 2022, and the end of the Annual General Meeting to be held in 2022, unless previously renewed, revoked or varied by Shell plc in a general meeting.
5.    Other reserves
OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2022	37,298	154	139	964	(19,646)	18,909
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	2,591	2,591
Transfer from other comprehensive income	—	—	—	—	(3)	(3)
Repurchases of shares	—	—	11	—	—	11
Share-based compensation	—	—	—	(273)	—	(273)
At March 31, 2022	37,298	154	150	691	(17,060)	21,235
At January 1, 2021	37,298	154	129	906	(25,735)	12,752
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	3,994	3,994
Share-based compensation	—	—	—	(371)	—	(371)
At March 31, 2021	37,298	154	129	535	(21,742)	16,375
The merger reserve and share premium reserve were established as a consequence of Shell plc (formerly Royal Dutch Shell plc) becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.
6.    Derivative financial instruments and debt excluding lease liabilities
As disclosed in the Consolidated Financial Statements for the year ended December 31, 2021, presented in the Annual Report and Accounts and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at March 31, 2022, are consistent with those used in the year ended December 31, 2021, though the carrying amounts of derivative financial instruments measured using predominantly unobservable inputs have changed since that date.
The table below provides the comparison of the fair value with the carrying amount of debt excluding lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.
DEBT EXCLUDING LEASE LIABILITIES

$ million
	March 31, 2022	December 31, 2021
Carrying amount	59,232	61,579
Fair value¹	61,150	67,066
1.    Mainly determined from the prices quoted for these securities.
7. Other notes to the unaudited Condensed Consolidated Interim Financial Statements

Consolidated Statement of Income

Interest and other income
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Quarters			$ million
Q1 2022	Q4 2021	Q1 2021
(737)	3,968	2,455	Interest and other income/(expenses)
			of which:
111	144	134	Interest income
1	48	1	Dividend income (from investments in equity securities)
193	3,679	2,073	Net gains on sales and revaluation of non-current assets and businesses
15	70	85	Net foreign exchange gains/(losses) on financing activities
(1,057)	28	161	Other
For the first quarter 2022, Other includes the write-down of loan to Nord Stream 2 amounting to $1,126 million. See Note 8.

Condensed Consolidated Balance Sheet
Assets classified as held for sale

$ million
	March 31, 2022	December 31, 2021
Assets classified as held for sale	1,464	1,960
Liabilities directly associated with assets classified as held for sale	1,057	1,253
Assets classified as held for sale and associated liabilities at March 31, 2022 relate to various individually smaller entities held for sale. The major classes of assets and liabilities classified as held for sale are Property, plant and equipment ($463 million; December 31, 2021: $896 million), Trade and other receivables ($482 million; December 31, 2021: $420 million), Decommissioning and other provisions ($450 million; December 31, 2021: $229 million) and Trade and other payables ($377 million; December 31, 2021: $375 million).
Retirement benefits

$ million
	March 31, 2022	December 31, 2021
Non-current assets
Retirement benefits	9,548	8,471
Non-current liabilities
Retirement benefits	10,464	11,325
Deficit	916	2,854

The decrease in the net retirement benefit liability is mainly driven by an increase of the market yield on high-quality corporate bonds in the USA, the UK and Eurozone partly offset by increases in expected inflation in the UK and Eurozone and losses on plan assets. Amounts recognised in the balance sheet in relation to defined benefit plans include both plan assets and obligations that are presented on a net basis on a plan-by-plan basis.

Consolidated Statement of Cash Flows

Cash flow from operating activities - Other

Quarters			$ million
Q1 2022	Q4 2021	Q1 2021
1,876	(1,236)	583	Other

Cash flow from operating activities - Other for the first quarter 2022 includes $1,126 million for the write-down of the Nord Stream 2 loan (see Note 8) and $490 million of net inflows (fourth quarter 2021: $ 1,129 million of net outflows) due to the timing of payments relating to emission and biofuel programmes in Europe and North America.

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8. Intent to withdraw from Russian oil and gas activities

Following the invasion of Ukraine by Russia, Shell announced its intent to:
a.Withdraw from its ventures in Russia with Gazprom and related entities, and to end its involvement in the Nord Stream 2 pipeline project;
b.Withdraw from its service station and lubricants operations in Russia. Shell is working on a plan to help to achieve this in a phased manner, ensuring it is done safely for Shell's staff and operations;
c.Orderly withdrawal from its involvement in all Russian hydrocarbons, including crude oil, petroleum products, gas and LNG in a phased manner, aligned with new government guidance. Since these announcements, Shell has stopped all spot purchases of Russian crude, liquefied natural gas, and of cargoes of refined products directly exported from Russia. Shell will not renew long-term contracts for Russian oil, unless under explicit government direction, but is still legally obliged to take delivery of crude bought under contracts that were signed before the invasion. By the end of this year, all of Shell's long-term 3rd party purchases of Russian crude will stop, except for two contracts with a small, independent Russian producer. All of Shell's contracts to purchase refined products exported from Russia will also end. Shell still has long-term contractual commitments for Russian LNG. Reducing European reliance on piped natural gas supplies from Russia is also a very complex challenge that requires concerted action by governments, as well as energy suppliers and customers.

Subsequently, this led to recognition of pre-tax charges of $4,235 million (post-tax: $3,894 million) in the first quarter 2022 consolidated income statement. These charges were primarily recognised in:
•Share of profit of joint ventures and associates ($1,614 million impairment related to Sakhalin-2);
•Interest and other income/expenses ($1,126 million write-down related to the Nord Stream 2 loan);
•Depreciation, depletion and amortisation ($858 million impairments related to Salym, Gydan, Marketing non-current assets and right-of-use assets);
•Revenue ($335 million related to marked to market adjustments); and,
•Selling, distribution and administrative expenses ($219 million).

In relation to the assets for which the above charges are recognised in the first quarter 2022, the remaining balance sheet carrying amount as at March 31, 2022 is some $1 billion in total.

Further details are provided below.

Integrated Gas

Sakhalin-2
Shell has a 27.5% interest in Sakhalin-2, an integrated oil and gas project located on Sakhalin island, Russia. Other ownership interests are Gazprom 50%, Mitsui 12.5%, Mitsubishi 10%. Up to March 31, 2022 this investment was accounted for as an associate applying the equity method. Following the announcements the recoverable amount of the investment was estimated as the risk-adjusted dividends declared on Sakhalin's 2021 results, of which the first part was received in April 2022. This resulted in recognition of an impairment charge of $1,614 million. Significant influence over the Sakhalin-2 investment has been lost from April 1, 2022 with the resignation of Shell's executive directors and withdrawal of managerial and technical staff, leading to recognition, without financial impact, of the investment as a financial asset accounted for at fair value from that date.

Nord Stream 2
Shell is one of five energy companies which have each committed to provide financing and guarantees for up to 10% of the total cost of the project. Following the announcements Shell assessed the recoverability of the loan to Nord Stream 2, leading to a full write-down of the loan amounting to $1,126 million.

Upstream

Salym
Shell has a 50% interest in Salym Petroleum Development N.V., a joint operation with GazpromNeft that is developing the Salym fields in the Khanty Mansiysk Autonomous District of western Siberia. Shell consolidates its share in the joint operation. Following the announcements, Shell assessed the recoverability of the Salym carrying amounts, leading to full impairment amounting to $233 million.
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Gydan
Shell has a 50% interest in LLC Gydan Energy, a joint operation with GazpromNeft to explore and develop blocks in the Gydan peninsula, in north-western Siberia. This project is in the exploration phase, with no production. Following the announcements, Shell assessed the recoverability of the Gydan carrying amounts, leading to full impairment amounting to $153 million and other charges of $35 million.

Marketing

Shell NEFT operates Shell-branded sites in Russia and operates a lubricant blending plant. Shell Neft is a 100% Shell-owned subsidiary and is fully consolidated. Following the announcements, Shell assessed the recoverability of Shell Neft carrying amounts, resulting in an impairment of non-current assets of $358 million and other charges of $236 million.

Other

Marked to market risk adjustments of $335 million related to long-term offtake contracts and an impairment of right-of-use assets of $114 million were recognised. Other charges of $36 million were recognised in Purchases.

9. Post-balance sheet events
On April 27, 2022, Shell signed the production-sharing contract to formally acquire a 25% stake in the Atapu field for $1.1 billion in Brazil.
On April 29, 2022, Shell signed an agreement with Actis Solenergi Limited to acquire 100% of Solenergi Power Private Limited for $1.55 billion and with it, the Sprng Energy group of companies in India.
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ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES
A.Adjusted Earnings and Adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA)
The “Adjusted Earnings” measure aims to facilitate a comparative understanding of Shell’s financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. These items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell’s financial results from period to period. This measure excludes earnings attributable to non-controlling interest.
We define "Adjusted EBITDA" as "Income/(loss) for the period" adjusted for current cost of supplies; identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. All items include the non-controlling interest component. Management uses this measure to evaluate Shell's performance in the period and over time.
Adjusted earnings

Quarters			$ million
Q1 2022	Q4 2021	Q1 2021
7,116	11,461	5,660	Income/(loss) attributable to Shell plc shareholders
(2,090)	(380)	(1,314)	Add: Current cost of supplies adjustment attributable to Shell plc shareholders (Note 2)
(4,104)	4,690	1,112	Less: Identified items attributable to Shell plc shareholders
9,130	6,391	3,234	Adjusted Earnings
			Of which:
4,093	4,036	1,570	Integrated Gas
3,450	2,838	933	Upstream
737	611	802	Marketing
1,168	(130)	781	Chemicals and Products
344	43	(102)	Renewables and Energy Solutions
(548)	(889)	(666)	Corporate
(114)	(117)	(85)	Less: Non-controlling interest

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Adjusted EBITDA

Quarters			$ million
Q1 2022	Q4 2021	Q1 2021
9,130	6,391	3,234	Adjusted Earnings
114	117	85	Add: Non-controlling interest
3,719	3,586	1,550	Add: Taxation charge/(credit) excluding tax impact of identified items
5,388	5,364	5,812	Add: Depreciation, depletion and amortisation excluding impairments
79	72	136	Add: Exploration well write-offs
711	963	892	Add: Interest expense excluding identified items
111	144	134	Less: Interest income
19,028	16,349	11,576	Adjusted EBITDA[1]
			Of which:
6,315	6,091	3,423	Integrated Gas
8,977	8,446	5,260	Upstream
1,323	1,125	1,426	Marketing
2,006	741	1,704	Chemicals and Products
521	80	(66)	Renewables and Energy Solutions
(114)	(133)	(173)	Corporate
1.With effect from Q3 2021, Adjusted EBITDA includes the non-controlling interest component of Adjusted Earnings. Prior period comparatives have been revised.

Identified items
Identified items comprise: divestment gains and losses, impairments, redundancy and restructuring, provisions for onerous contracts, fair value accounting of commodity derivatives and certain gas contracts and the impact of exchange rate movements on certain deferred tax balances, and other items.

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IDENTIFIED ITEMS

Quarters			$ million
Q1 2022	Q4 2021	Q1 2021
			Identified items before tax
193	3,661	2,073	Divestment gains/(losses)
(2,521)	(1,115)	(84)	Impairments
59	131	(748)	Redundancy and restructuring
(203)	(233)	—	Provisions for onerous contracts
(1,289)	3,845	388	Fair value accounting of commodity derivatives and certain gas contracts
(1,287)	(638)	31	Other
(5,048)	5,653	1,661	Total identified items before tax
944	(973)	(549)	Total tax impact of identified items
			Identified items after tax
161	3,003	1,410	Divestment gains/(losses)
(2,529)	(838)	(94)	Impairments
60	97	(486)	Redundancy and restructuring
(190)	(217)	—	Provisions for onerous contracts
(777)	3,216	365	Fair value accounting of commodity derivatives and certain gas contracts
168	(18)	(110)	Impact of exchange rate movements on tax balances
(996)	(564)	25	Other
(4,104)	4,679	1,112	Impact on CCS earnings
			Of which:
(1,013)	735	881	Integrated Gas
(355)	2,077	(21)	Upstream
(572)	(140)	(147)	Marketing
(96)	127	(121)	Chemicals and Products
(1,880)	1,851	384	Renewables and Energy Solutions
(187)	30	134	Corporate
—	(11)	—	Impact on CCS earnings attributable to non-controlling interest
(4,104)	4,690	1,112	Impact on CCS earnings attributable to shareholders
The identified items categories above may include after-tax impacts of identified items of joint ventures and associates which are fully reported within "Share of profit of joint ventures and associates" in the Consolidated Statement of Income, and fully reported as identified items before tax in the table above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of underlying operating expenses (Reference F).
Provisions for onerous contracts: Provisions for onerous contracts that relate to businesses that Shell has exited or to redundant assets or assets that cannot be used.
Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period, or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.
Impacts of exchange rate movements on tax balances represent the impact on tax balances of exchange rate movements arising on (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses
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(this primarily impacts the Upstream and Integrated Gas segments) and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).
Other identified items represent other credits or charges that based on Shell management's assessment hinder the comparative understanding of Shell's financial results from period to period.
B.    Adjusted Earnings per share
Adjusted Earnings per share is calculated as Adjusted Earnings (see Reference A), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 3).
C.    Cash capital expenditure
Cash capital expenditure represents cash spent on maintaining and developing assets as well as on investments in the period. Management regularly monitors this measure as a key lever to delivering sustainable cash flows. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities.

Quarters			$ million
Q1 2022	Q4 2021	Q1 2021
4,237	6,236	3,885	Capital expenditure
755	145	69	Investments in joint ventures and associates
72	120	21	Investments in equity securities
5,064	6,500	3,974	Cash capital expenditure
			Of which:
863	1,014	897	Integrated Gas
1,707	1,504	1,481	Upstream
473	829	383	Marketing
998	1,410	1,018	Chemicals and Products
985	1,617	168	Renewables and Energy Solutions
37	127	28	Corporate
D.    Return on average capital employed
Return on average capital employed ("ROACE") measures the efficiency of Shell’s utilisation of the capital that it employs. Shell uses two ROACE measures: ROACE on a Net income basis and ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis, both adjusted for after-tax interest expense.
Both measures refer to Capital employed which consists of total equity, current debt and non-current debt.
ROACE on a Net income basis
In this calculation, the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period.

$ million	Quarters
	Q1 2022	Q4 2021	Q1 2021
Income - current and previous three quarters	22,165	20,630	(15,727)
Interest expense after tax - current and previous three quarters	2,575	2,741	2,728
Income before interest expense - current and previous three quarters	24,740	23,371	(12,999)
Capital employed – opening	269,323	266,551	278,444
Capital employed – closing	265,581	264,413	269,323
Capital employed – average	267,452	265,482	273,883
ROACE on a Net income basis	9.3%	8.8%	(4.7)%
ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis
In this calculation, the sum of Adjusted Earnings (see Reference A) plus non-controlling interest (NCI) excluding identified items for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period. This measure was previously referred to as “ROACE on a CCS basis excluding
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identified items” and was renamed to improve clarity with effect from the second quarter 2021. There is no change to the calculation outcome as a result of this nomenclature update.

$ million	Quarters
	Q1 2022	Q4 2021	Q1 2021
Adjusted Earnings - current and previous three quarters (Reference A)	25,184	19,289	5,220
Add: Income/(loss) attributable to NCI - current and previous three quarters	608	529	269
Add: Current cost of supplies adjustment attributable to NCI - current and previous three quarters	(170)	(119)	(62)
Less: Identified items attributable to NCI (Reference A) - current and previous three quarters	(19)	(19)	(10)
Adjusted Earnings plus NCI excluding identified items - current and previous three quarters	25,642	19,718	5,437
Add: Interest expense after tax - current and previous three quarters	2,575	2,741	2,728
Adjusted Earnings plus NCI excluding identified items before interest expense - current and previous three quarters	28,217	22,459	8,165
Capital employed - average	267,452	265,482	273,883
ROACE on an Adjusted Earnings plus NCI basis	10.6%	8.5%	3.0%
E.    Gearing
Gearing is a measure of Shell’s capital structure and is defined as net debt as a percentage of total capital. Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risks relating to debt, and associated collateral balances. Management considers this adjustment useful because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the balance sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate.

$ million	Quarters
	March 31, 2022	December 31, 2021	March 31, 2021
Current debt	7,027	8,218	14,541
Non-current debt	79,021	80,868	87,828
Total debt	86,048	89,086	102,369
Of which lease liabilities	26,816	27,507	28,177
Add: Debt-related derivative financial instruments: net liability/(asset)	1,269	424	(864)
Add: Collateral on debt-related derivatives: net liability/(asset)	(467)	16	732
Less: Cash and cash equivalents	(38,360)	(36,970)	(30,985)
Net debt	48,489	52,556	71,252
Add: Total equity	179,533	175,326	166,953
Total capital	228,022	227,882	238,205
Gearing	21.3%	23.1%	29.9%

F.    Operating expenses
Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.
Underlying operating expenses is a measure aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors.
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Quarters			$ million
Q1 2022	Q4 2021	Q1 2021
6,029	6,530	6,808	Production and manufacturing expenses
3,239	2,867	2,462	Selling, distribution and administrative expenses
189	304	166	Research and development
9,457	9,701	9,436	Operating expenses
			Of which identified items:
59	131	(747)	Redundancy and restructuring (charges)/reversal
(117)	(238)	—	(Provisions)/reversal
(144)	(208)	35	Other
(201)	(314)	(712)
9,256	9,386	8,724	Underlying operating expenses
G.    Free cash flow
Free cash flow is used to evaluate cash available for financing activities, including dividend payments and debt servicing, after investment in maintaining and growing the business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities”.
Cash flows from acquisition and divestment activities are removed from Free cash flow to arrive at the Organic free cash flow, a measure used by management to evaluate the generation of free cash flow without these activities.

Quarters			$ million
Q1 2022	Q4 2021	Q1 2021
14,815	8,170	8,294	Cash flow from operating activities
(4,273)	2,579	(590)	Cash flow from investing activities
10,542	10,749	7,704	Free cash flow
708	9,132	3,412	Less: Divestment proceeds (Reference I)
—	164	—	Add: Tax paid on divestments (reported under "Other investing cash outflows")
513	1,385	89	Add: Cash outflows related to inorganic capital expenditure[1]
10,347	3,166	4,381	Organic free cash flow[2]
1.Cash outflows related to inorganic capital expenditure includes portfolio actions which expand Shell's activities through acquisitions and restructuring activities as reported in capital expenditure lines in the Consolidated Statement of Cash Flows.
2.Free cash flow less divestment proceeds, adding back outflows related to inorganic expenditure.
H.    Cash flow from operating activities excluding working capital movements
Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows: (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.
Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.

Quarters			$ million
Q1 2022	Q4 2021	Q1 2021
14,815	8,170	8,294	Cash flow from operating activities
(4,914)	(860)	(3,426)	(Increase)/decrease in inventories
(10,005)	(6,799)	(6,829)	(Increase)/decrease in current receivables
7,495	4,688	5,865	Increase/(decrease) in current payables
(7,425)	(2,971)	(4,390)	(Increase)/decrease in working capital
22,240	11,140	12,683	Cash flow from operating activities excluding working capital movements

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I.    Divestment proceeds
Divestment proceeds represent cash received from divestment activities in the period. Management regularly monitors this measure as a key lever to deliver sustainable cash flow.

Quarters			$ million
Q1 2022	Q4 2021	Q1 2021
557	8,843	3,106	Proceeds from sale of property, plant and equipment and businesses
138	137	275	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans
12	151	31	Proceeds from sale of equity securities
708	9,132	3,412	Divestment proceeds

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CAUTIONARY STATEMENT
All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production. The numbers presented throughout this announcement may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.
The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this Unaudited Condensed Interim Financial Report, “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this Unaudited Condensed Interim Financial Report refer to entities over which Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. “Joint ventures” and “joint operations” are collectively referred to as “joint arrangements”. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.
Forward-Looking Statements
This Unaudited Condensed Interim Financial Report contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Unaudited Condensed Interim Financial Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this Unaudited Condensed Interim Financial Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2021 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this Unaudited Condensed Interim Financial Report and should be considered by the reader. Each forward-looking statement speaks only as of the date of this Unaudited Condensed Interim Financial Report, May 5, 2022. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Unaudited Condensed Interim Financial Report.
Shell’s net carbon footprint
Also, in this Unaudited Condensed Interim Financial Report we may refer to Shell’s “Net Carbon Footprint” or “Net Carbon Intensity”, which include Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell only controls its own emissions. The use of the term Shell’s “Net Carbon Footprint” or “Net Carbon Intensity” are for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.
Shell’s Net-Zero Emissions Target
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Shell’s operating plan, outlook and budgets are forecasted for a ten-year period and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next ten years. Accordingly, they reflect our Scope 1, Scope 2 and Net Carbon Footprint (NCF) targets over the next ten years. However, Shell’s operating plans cannot reflect our 2050 net-zero emissions target and 2035 NCF target, as these targets are currently outside our planning period. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.
Forward Looking Non-GAAP measures
This Unaudited Condensed Interim Financial Report may contain certain forward-looking non-GAAP measures such as cash capital expenditure and divestments. We are unable to provide a reconciliation of these forward-looking Non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those Non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.
The contents of websites referred to in this Unaudited Condensed Interim Financial Report do not form part of this Unaudited Condensed Interim Financial Report.
We may have used certain terms, such as resources, in this Unaudited Condensed Interim Financial Report that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.
This announcement contains inside information.
May 5, 2022
The information in this announcement reflects the unaudited consolidated financial position and results of Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.
Contacts:
- Linda M. Coulter, Company Secretary
- Media: International +44 (0) 207 934 5550; USA +1 832 337 4355
LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Inside Information

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APPENDIX

LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE MONTHS ENDED MARCH 31, 2022
▪Cash and cash equivalents increased to $38.4 billion at March 31, 2022, from $37.0 billion at December 31, 2021.
▪Cash flow from operating activities was an inflow of $14.8 billion for the first quarter 2022, which included a negative working capital movement of $7.4 billion.
▪Cash flow from investing activities was an outflow of $4.3 billion for the first quarter 2022, mainly driven by capital expenditure of $4.2 billion partly offset by proceeds from sale of property, plant and equipment and businesses of $0.6 billion.
▪Cash flow from financing activities was an outflow of $9.0 billion for the first quarter 2022, mainly driven by repurchases of shares of $3.5 billion, debt repayments of $2.5 billion, and dividend payments to Shell plc shareholders of $2.0 billion.
▪Total current and non-current debt decreased to $86.0 billion at March 31, 2022, compared with $89.1 billion at December 31, 2021. Total debt excluding leases decreased by $2.3 billion and the carrying amount of leases decreased by $0.7 billion. In the first quarter 2022, Shell issued no debt under the US shelf registration or under the Euro medium-term note programmes.
▪Cash dividends paid to Shell plc shareholders were $2.0 billion in the first quarter 2022 compared with $1.3 billion in the first quarter 2021.
▪Dividends of $0.25 per share are announced on May 5, 2022, in respect of the first quarter 2022. These dividends are payable on June 27, 2022.

CAPITALISATION AND INDEBTEDNESS
The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell at March 31, 2022. This information is derived from the Unaudited Condensed Consolidated Interim Financial Statements.

CAPITALISATION AND INDEBTEDNESS	$ million
March 31, 2022
Equity attributable to Shell plc shareholders	175,998

Current debt	7,027
Non-current debt	79,021
Total debt[A]	86,048
Total capitalisation	262,046
[A] Of the total carrying amount of debt at March 31, 2022, $59.2 billion was unsecured, $26.9 billion was secured and $52.9 billion was issued by Shell International Finance B.V., a 100%-owned subsidiary of Shell plc with its debt guaranteed by Shell plc (December 31, 2021: $54.7 billion).
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